CFO CONSULTANTS, INC.

United States Securities and Exchange Commission

Washington DC 20549

      RE: CFO Consultants, Inc.

              Item 4.01 8K/A

Filed January 27, 2010

To Whom It May Concern:

      In connection with your comment letter, CFO Consultants, Inc. hereby acknowledges that:

    The company is responsible for the adequacy and accuracy of the disclosure in the filing;
    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Norman LeBoeuf, President

CFO Consultants, Inc.